Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Innovative International Acquisition Corp. on Form S-1 of our report dated July 2, 2021, except for the second paragraph of Note 8, as to which the date is October 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Innovative International Acquisition Corp. as of April 19, 2021 and for period from March 22, 2021 (inception) through April 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 6, 2021